Exhibit 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use and reference to our name and report evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of January 1, 2003, as described in the Annual Report on Form 40-F of EnCana Corporation for the fiscal year ended December 31, 2002 filed with the United States Securities and Exchange Commission and the inclusion of information derived from our report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Frederic D. Sewell

Frederic D. Sewell Chairman and Chief Executive Officer

Dallas, Texas
February 27, 2003

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